UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2012

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (the “Company”) contains the Company’s unaudited financial results for its fiscal year 2012 third quarter and nine months ended January 31, 2012. A copy of the press release issued by the Company announcing such financial results is attached to this report as Exhibit 99.1.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	As of	As of
	January 31, 2012	April 30, 2011
	HK$	HK$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	165,464	219,757
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of January 31, 2012 and April 30, 2011 respectively	239,657	270,763
Inventories	137,896	117,733
Deposits, prepayment and other receivables	16,418	8,357
Total current assets	559,435	616,610

Property, plant and equipment, net	544,344	551,079
Prepaid lease payment, net	25,140	26,237
Other assets	11,550	8,001
Intangible asset	438	-
Total assets	1,140,907	1,201,927

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank borrowings	148,010	169,710
Capital lease obligations	1,158	5,311
Trade payables	107,497	127,987
Other payables and accruals	103,199	80,811
Tax payable	70,847	56,389
Total current liabilities	430,711	440,208

Capital lease obligations	-	303
Deferred tax liabilities	14,504	15,156
Total liabilities	445,215	455,667

Commitments and contingencies	-	-

Shareholders' equity
Preferred shares (US$0.001 par value; 1,000,000 shares authorized, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 15,163,196 shares and 16,733,196 shares issued and outstanding as of January 31, 2012 and April 30, 2011 respectively)	118	131
Additional paid-in capital	78,140	169,973
Accumulated other comprehensive income	15,263	8,106
Retained earnings	602,171	568,050
Total Plastec Technologies, Ltd. shareholders' equity	695,692	746,260

Total liabilities and shareholders' equity	1,140,907	1,201,927

PLASTEC TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended				For the 9 months ended
	January 31,				January 31,
	2012		2011		2012		2011
	HK$		HK$		HK$		HK$

Revenue		248,127		327,976		973,941		1,000,578
Cost of revenues		(229,227)		(262,661)		(862,245)		(804,296)
Gross profit		18,900		65,315		111,696		196,282

Operating expenses
Selling, general and administrative expenses		(18,759)		(20,522)		(62,460)		(60,279)
Other income		418		4,075		1,637		4,670
Gain/(loss) on disposal of property, plant and equipment		51		(28)		190		(956)

Total operating expenses, net		(18,290)		(16,475)		(60,633)		(56,565)

Income from operations		610		48,840		51,063		139,717

Interest income		59		38		174		76
Interest expense		(626)		(852)		(2,067)		(2,205)
Income before income tax expense		43		48,026		49,170		137,588

Income tax expense (Note)		1,598		(6,729)		(15,049)		(20,260)
Net income		1,641		41,297		34,121		117,328

Other comprehensive income
Foreign currency translation adjustment		19		(35)		7,157		218
Comprehensive income attributable to
Plastec Technologies, Ltd.		1,660		41,262		41,278		117,546

Weighted average number of ordinary shares		15,692,218		8,174,291		16,386,203		7,427,819
Weighted average number of diluted ordinary shares		15,692,218		8,174,291		16,386,203		7,427,819

Basic earnings per share attributable to
Plastec Technologies, Ltd.	HK$	0.1	HK$	5.1	HK$	2.1	HK$	15.8
Diluted earnings per share attributable to
Plastec Technologies, Ltd.	HK$	0.1	HK$	5.1	HK$	2.1	HK$	15.8

Note:   Income tax expenses for the three and nine months ended January 31, 2011 included tax adjustments for HK$2,431 and HK$7,293  for additional tax payable under enterprise income tax in China respectively.

PLASTEC TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary Shares			Accumulated
	Number of		Additional	Other
	Shares		Paid-in	Comprehensive	Retained	Total
	Outstanding	Amount	Capital	Income	Earnings	Equity
		HK$	HK$	HK$	HK$	HK$

Balance at May 1, 2010 (retroactively restated)	7,054,583	55	113,413	7,888	444,736	566,092

Recapitalization in connection with the reverse merger	2,191,768	17	56,619	-	-	56,636

Issuance of new shares	7,486,845	59	(59)	-	-	-
Net income for the year	-	-	-	-	133,314	133,314
Dividend declared and approved	-	-	-	-	(10,000)	(10,000)
Cumulative translation adjustment	-	-	-	218	-	218

Balance at April 30, 2011 and May 1, 2011	16,733,196	131	169,973	8,106	568,050	746,260

Share repurchase	(1,570,000)	(13)	(91,833)	-	-	(91,846)
Net income for the period	-	-	-	-	34,121	34,121
Cumulative translation adjustment	-	-	-	7,157	-	7,157

Balance at January 31, 2012	15,163,196	118	78,140	15,263	602,171	695,692

PLASTEC TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 9 months ended
	January 31,
	2012	2011
	HK$	HK$
Operating activities
Net Income after taxation	34,121	117,328
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	117,900	104,933
Gain on disposals prepaid leases	-	(3,798)
Loss on disposal of property, plant and equipment	690	-
(Gain)/loss on disposal of property, plant and equipment	(879)	956
Deferred liabilities charge	(652)	-
Change in operating assets and liabilities:
Trade receivables	25,372	(25,428)
Inventories	(20,163)	(51,139)
Deposits, prepayment and other receivables	(8,062)	3,073
Trade payables	(14,757)	7,152
Other payables and accruals	22,394	15,804
Tax payables	14,458	24,867

Net cash provided by operating activities	170,422	193,748

Investing activities
Purchase of property, plant and equipment	(103,998)	(171,511)
Purchase of intangible assets	(438)	-
Proceeds from disposal of property, plant and equipment	-	3,926
Deposits for purchase of property, plant and equipment	2,187	1,925
	(11,552)	(12,650)
Net cash used in investing activities	(113,801)	(178,310)

Financing activities
Repurchase of shares	(91,846)	-
Net cash inflow from the Merger transaction	-	58,160
Proceeds from bank borrowings	273,306	376,019
Repayment of bank borrowings	(295,006)	(303,010)
Repayment of capital lease obligations	(4,457)	(7,615)
Dividends paid	-	(70,000)

Net cash provided by/(used in) financing activities	(118,003)	53,554

Effect of exchange rate changes on cash and cash equivalents	7,089	218

Net increase/(decrease) in cash and cash equivalents	(61,382)	68,992
Cash and cash equivalents, beginning of period	219,757	151,304
Cash and cash equivalents, end of period	165,464	220,514

Supplementary
interest paid	2,067	2,205
income tax paid	1,243	(4,606)

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates.

Plastec Technologies, Ltd. (the “Company”), formerly known as “GSME Acquisition Partners I” (“GSME”), is a Cayman Islands exempted company that was formed on March 27, 2008, for the purpose of acquiring an operating business that has its principal operations located in the People Republic of China through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, or control of such operating business through contractual arrangements. On December 16, 2010, the Company consummated the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, as amended (the “Merger Agreement”), pursuant to which, among other things, Plastec International Holdings Limited (“Plastec”) became a wholly owned subsidiary of the Company (the “Merger Transaction”). The Merger Transaction was accounted for as a reverse acquisition with Plastec being considered the accounting acquirer in the merger. In connection with the merger, the Company changed its name to Plastec Technologies, Ltd.

The completion of the merger enabled the Plastec shareholders to obtain a majority voting interest in the Company. USGAAP requires that a company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes. Accordingly, the aforesaid Merger Transaction was accounted for as a reverse acquisition of a private operating company (Plastec) with a non-operating public company (GSME) with significant amount of cash. The reverse acquisition process utilizes the capital structure of GSME and assets and liabilities of Plastec are recorded at historical cost. The transaction was recorded as a recapitalization of Plastec and thus was reflected retrospectively in Plastec’s historical financial statements. Although Plastec is deemed to be the accounting acquirer for financial accounting and reporting purposes, the legal status of the Company as the surviving company did not change.

Under the reverse acquisition accounting, the historical consolidated financial statements of the Company for the periods prior to December 16, 2010 are those of Plastec and its subsidiaries. Since Plastec is deemed as accounting acquirer, Plastec’s fiscal year replaced the Company’s fiscal year. The fiscal year end is changed from October 31 to April 30. The financial statements of the Company reflect the aforementioned Merger Transaction in the consolidated statements of shareholders’ equity through a line of “Recapitalization in connection with the reverse merger” to present the net assets of the Company as of December 16, 2010. The net assets of the Company as of December 16, 2010 were as follows:

Net assets acquired:

HK$’000
Cash	58,160
Accounts payable and accrued liabilities	(1,524)
56,636

On April 30, 2011, the parties amended the Merger Agreement to remove certain earnout provisions. In connection therewith, an aggregate of 7,486,845 ordinary shares of the Company were issued to the former Plastec shareholders on April 30, 2011.

By purchase agreement dated December 1, 2011, the Company repurchased from Sun Yip Industrial Company Limited, a company controlled by Mr. Kin Sun Sze-To, the Company’s Chief Executive Officer, 1,570,000 ordinary shares of the Company at a price of US$7.50 per share for an aggregate purchase price of US$11,775,000. Upon consummation of the transaction, the shares were cancelled by the Company.

Results of Operations

Operating results for the third quarter ended January 31, 2012 compared to the third quarter ended January 31, 2011

Revenue for the third quarter ended January 31, 2012 decreased by HK$79.8 million or 24.3% to HK$248.1 million compared to the corresponding period in the prior year, as a result of reduced sales orders from key customers, due to both the sluggish market sentiment and shortage of electronics components resulting from flooding in Thailand.

Cost of revenue for the third quarter ended January 31, 2012 decreased correspondingly by HK$33.4 million or 12.7% to HK$229.2 million compared to the corresponding period in the prior year. This was mainly due to decrease in raw materials consumed in line with less sales orders. Wages and factory overheads, however, increased as a result of the increasing cost of labor in China and inflation.

Gross profit decreased by HK$46.4 million or 71.1% to HK$18.9 million and gross profit margin decreased to 7.6% from 19.9% accordingly.

Total selling, general and administrative expenses decreased by HK$1.8 million or 8.6% to HK$18.8 million as a result of the exchange gain offsetting increased administration costs such as professional fees and salaries including non-executive directors fees.

Income tax expenses were reversed to adjust for the full fiscal year computation. The Company recorded net income after tax of HK$1.6 million in the third quarter ended January 31, 2012, compared to a profit of HK$41.3 million in the corresponding period in last year, or reduced by 96.0%.

Operating results for the nine months ended January 31, 2012 compared to the nine months ended January 31, 2011

Revenue for the nine months ended January 31, 2012 decreased by HK$26.6 million or 2.7% to HK$973.9 million compared to the corresponding period in the prior year. The effect of reduced revenue in the third quarter was mitigated by the increased revenue in the first six months. Delay in new products launching also resulted in a negative impact to our sales and profit margin.

Cost of revenue for the nine months ended January 31, 2012 increased correspondingly by HK$57.9 million or 7.2% to HK$862.2 million compared to the corresponding period in last year. This was mainly due to increased wages, factory overheads for the increasing cost of labor and inflation.

Gross profit decreased by HK$84.6 million or 43.1% to HK$111.7M and gross profit margin decreased to 11.5% from 19.6% accordingly.

Total selling, general and administrative expenses increased by HK$2.2 million or 3.6% to HK$62.5 million as a result of the increased administration costs such as professional fees and salaries after listing.

The Company recorded net income after tax of HK$34.1 million in the nine months ended January 31, 2012, compared to a profit of HK$117.3 million in the corresponding period in last year, or reduced by 70.9%.

Balance sheet positions as at January 31, 2012 compared to April 30, 2011

Total assets decreased by HK$61.0 million or 5.1% to HK$1,140.9 million as at January 31, 2012 from HK$1,201.9 million, which were mainly attributed to a HK$31.1 million decrease in trade receivables, a HK$54.3 million decrease in cash and cash equivalents after the cash paid out for shares repurchased, and a HK$20.2 million increase in inventories.

Total liabilities decreased by HK$10.5 million or 2.3% to HK$445.2 million as at January 31, 2012 from HK$455.7 million, which were mainly attributed to a HK$25.9 million decrease in bank borrowing and capital lease obligations, a HK$20.5 million decrease in trade payables, a HK$22.4 million increase in other payables and accruals and a HK$14.5 million increase in tax payable.

Cashflow analysis

The Company has relied primarily upon internally generated funds and bank borrowings to finance its operations and expansion.

For the nine months ended January 31, 2012, the Company had recorded a HK$61.4 million cash outflow as compared to HK$69.0 million cash inflow in the same corresponding period in the prior fiscal year, which was mainly due to a HK$91.8 million cash paid out for the share repurchase in December, 2011. The decreases in the nine months ended January 31, 2012 were also attributed to net cash provided by operating activities of HK$170.4 million, offsetting net cash used in investing activities of HK$113.8 million for the purchase of property, plant and equipment including the new buildings construction in the Company’s Shenzhen plant in China, and net cash used in repayment of bank borrowings and capital lease obligations of HK$26.2 million.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

	By:	/s/ Kin Sun Sze-To
	Name:	Kin Sun Sze-To
	Title:	Chief Executive Officer

Dated: March 19, 2012